UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

Contact:
     Alon Holdings Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498

     Email: ellils@bsi.co.il

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD. ANNOUNCES DOWNGRADE OF
RATING BY STANDARD AND POOR'S MAALOT AND THE TERMINATION OF RATING
AGREEMENT WITH MAALOT

Rosh Ha'ayin, Israel, October 26, 2010 - Alon Holdings Blue Square - Israel Ltd.  (NYSE:BSI) (the "Company"), announced today that Standard & Poor's Maalot (an Israeli rating agency owned by Standard & Poor’s)("Maalot") issued an update to its rating of the Company's Series A and Series B debentures as well as the Series A and Series B debentures of Blue Square Real Estate Ltd., a corporation of which we hold 78.50% of the outstanding shares ("BSRE"), downgrading both ratings from "ilA+" to "ilA-". The Company previously announced on September 15, 2010 that Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog"), applied the rating of "A1" for potential future issuances of up to NIS 500 million (approximately US$ 132.7 million) of debentures,  and the application of an A1 rating to the Series A and B debentures issued  by the Company in 2003. In addition, in July 2010, Midroog applied the rating of "A1" with a negative outlook for of BSRE's Series D debentures of up to NIS 110 million and also applied the A1 rating with negative outlook to the Series A, B and C debentures issued  by BSRE in previous years.

An English translation of the Maalot report is being submitted to the Securities and Exchange Commission on Form 6-K.

The Company also announced today that the company and BSRE terminated their rating agreements with Maalot and Midroog will be the rating agency that will continue to rate the Company's and BSRE's debentures in the future.

*  *  *

Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 206 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. Alon Holdings holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.   In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.50% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: October 26,  2010

The McGraw-Hill Companies

STANDARD & POOR'S Maalot

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published in October, 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506
Israel
+972 3 7539700 Tel
+972 3 7539710 Fax

October 26, 2010

Alon Holdings in Blue Square Israel

Rating Lowered To 'ilA-' On Continued Worsening Of Financial Profile; Off CreditWatch; Rating Subsequently Withdrawn

Primary credit analyst: Tamar Stein Tamar_stein@standardandpoors.com
Secondary credit analyst: Osnat Jaeger Osnat_jaeger@standardandpoors.com

Overview

- Over the past year the company (formerly Blue Square Israel Ltd) has seen a continued erosion of its financial risk and we believe there will be further erosion of the consolidated financial ratios after the merger with Dor Alon and the NIS800 million dividend payment. This is despite the business advantage inherent in the acquisition of Dor Alon and the company's becoming the largest retailer in Israel.
- The company has managed to maintain its high business position in the competitive food retail market in Israel despite a slight erosion in its market share, though the entry of subsidiary Blue Square Real Estate into a new field raises the company's business and financial risk somewhat for the next couple of years.
- We are lowering the rating of Alon Holdings in Blue Square Israel, which operates in food retail, real estate and non-food in Israel, to 'ilA-' from 'ilA+', removing the rating from CreditWatch with negative implications, and subsequently withdrawing the rating at the company's request.
- The stable outlook reflects our assessment that the company will see an improvement in leverage to levels commensurate with the current rating and a reduced financial exposure of Blue Square Real Estate in the medium to long term.

Rating Action

On October 26, 2010, Standard & Poor's Maalot lowered its rating on Alon Holdings in Blue Square Israel Ltd, which operates in the food, fuel retail, real estate and non-food business, to 'ilA-' from 'ilA+' and removed the rating from CreditWatch with negative implications where it was placed on April 26, 2010. The outlook is stable. S&P Maalot subsequently withdrew the rating at the company's request.

The McGraw-Hill Companies

STANDARD
&POOR'S
Maalot

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published in October, 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506
Israel
+972 3 7539700 Tel
+972 3 7539710 Fax

Rationale

Lowering the rating on Alon Holdings in Blue Square Israel (formerly Blue Square Israel) reflects the increase in the level of financial risk in the company's activities following the continued weakening of the financial ratios. This weakening follows the increased competition in the food retail sector and the additional expenses of the company's strategic investments. The rating cut also reflects an additional worsening of the company's financial profile and rise in leverage after completing the acquisition of Dor Alon, which includes a total dividend payment of new Israeli shekel (NIS) 800 million. As most of this was to the parent company, Alon Fuel Company Israel Ltd (ilA-/Stable), we believe that this demonstrates that decisions taken at the parent level could impact the consolidated financial structure of Alon Holdings in Blue Square Israel.

As the vast majority of the group's properties are rented to group companies, we have examined company leverage at the consolidated level, including real estate activity. To conduct our analysis, we made adjustments to company data in line with our rating methodology. In the 12 months ended June 30, 2010, the company presented adjusted debt to EBITDA of 5.3x, adjusted funds from operations (FFO) to debt of 14% and adjusted EBITDA interest coverage of 2.1x (compared with 4.9x, 12.5%, and 2.3x in the 12 months to June 30, 2009, and 5.0x, 13.8% and 2.0x in the calendar year 2009, respectively). An increase in investments as part of the company's strategic plans and an increase in working capital needs due to its real estate activities, have led to negative (adjusted) available cash flow, and together with dividend payments, have led to negative (adjusted) free cash flow. We believe that in light of the company's activities and its dividend policy, the company will continue to present negative (adjusted) free, available cash flow for the near future. We believe that the company will not redraw its pre-2009 leverage levels in the foreseeable future. Despite the company's forecast of falling costs due to synergy, the Dor Alon deal, which includes the merging of Dor Alon within Blue Square, shall, in our opinion, lead to a large increase in company leverage, and high financial ratios until 2012 (adjusted debt to EBITDA of more than 6.0x in 2010 falling gradually to levels still above 5.0x in 2011-2012), and hence to a worsening of the company's financial profile in the near to medium term.

This is somewhat mitigated by the company's business risk profile which we view as fair, reflected by the high business position in the food retail market in Israel, and the advantages of acquiring Dor Alon which will turn the company into the largest food retailer in Israel, in addition to the expected synergy benefits. The company's activities in improving its market share (after falling in the past two years) are also reflected in the company's improved profit margins. For the year ended June 30, 2010, the company presented an improved (adjusted) ratio of EBITDA to income of 7.0% (compared to 6.3% in the year ended June 30, 2009 and 6.7% for the year 2009). However, the company's profit margins remained lower than those of local competitors, such as Shufersal (7.5%) and Rami Levy (8.2%), as well as in international comparisons such as X5 Retail (9.1%). These factors are mitigated by the increased competitiveness in the food retail sector in Israel and the increase in risk inherent in the entry of subsidiary Blue Square Real Estate into the real estate development field.

The McGraw-Hill Companies

STANDARD &POOR'S Maalot

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published in October, 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506
Israel
+972 3 7539700 Tel
+972 3 7539710 Fax

Liquidity

We consider the company's liquidity as 'adequate'. As of June 30, 2010, the company had cash of NIS694 million which covered the short-term credit and current maturities of NIS504 million. With the acquisition of Dor Alon, including the exceptional dividend of NIS800 million as a payment for the purchase, and financed equally by debt and company cash, we believe the company will not need to refinance its debt in the next two years.

It should be noted that a considerable part of the trade receivables item is made up of credit card payments which are paid at the beginning of each month and which raises the company's financial flexibility and reduces the need for working capital. The company also has good access to banks and is no longer restricted by the single borrower limitation after the sale of Africa Israel's holdings in the parent company.

As of June 30, 2010, the company had secured credit lines of NIS50 million and unsecured credit lines of NIS100 million. We expect the company to maintain its adequate cash levels for paying debt and financing current activities despite our assessment that it will continue its aggressive dividend policy of distributing 50% of its net profit. We also expect the company to maintain commensurate liquidity even after the merging of Dor Alon within the company.

Outlook

The stable outlook reflects our assessment that the company will maintain adequate liquidity and will act to improve its financial position and achieve adequate profit margins in the long term. We would regard maintaining adjusted EBITDA interest coverage of 1.5x as commensurate with the current rating. (The ratio was 2.1x for the year ended June 30, 2010). We would consider a negative rating action if there is a worsening of the company's liquidity level or a significant deviation of this ratio below 1.5x. We would consider a rise in the rating or change in the outlook to positive if the adjusted debt to EBITDA ratio reached about 5.0x.

Ratings List

Downgraded

	To	From
Alon Holdings in Blue Square Israel	ilA-/Stable	ilA+/Watch Negative
Series A	ilA-	ilA+/Watch Negative
Series B	ilA-	ilA+/Watch Negative

Rating Withdrawn

	To	From
Alon Holdings in Blue Square Israel	NR	ilA-/Stable
Series A	NR	ilA-
Series B	NR	ilA-

The McGraw-Hill Companies

STANDARD & POOR'S Maalot

Please note that this translation was made for the company's use only and under no circumstances obligates Maalot. In the case of any discrepancy with the official Hebrew version published in October, 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506
Israel
+972 3 7539700 Tel
+972 3 7539710 Fax

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.